UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of Registrant’s name into English)

Zürichstrasse 38

8306 Brüttisellen

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

Global Blue Group Holding AG is providing on this Form 6-K:

The articles of association of Global Blue Group Holding AG dated as of February 23, 2021.

EXHIBIT INDEX

Exhibit 3.1: Articles of association of Global Blue Group Holding AG, dated as of February 23, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Blue Group Holding AG
(Registrant)

Date:	February 24, 2021	By:	/s/ JACQUES STERN
Name: Jacques Stern
Title: CEO

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